

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2021

Thomas Paquin
Chief Executive Officer
VictoryBase Corporation
PO Box 617
Roanoke, TX 76262

      Re: VictoryBase Corporation
          Offering Statement on Form 1-A
          Filed December 9, 2021
          File No. 024-11748

Dear Mr. Paquin:

      We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed December 9, 2021

Risk Factors, page 3

1.   Please clarify whether you propose to limit the value of your Base Payment discount and, if so, please clearly disclose the terms of that discount. If not, please update your risk factor section with a discussion of the risk associated with this discount program. For example, disclose the risk that your EquityBase Investors could purchase enough stock to reduce their Base Payment to $0. Where relevant, revise to update the rest of your disclosure so that it is consistent with this risk factor discussion.

Description of the Business, page 23

2.   We note your response to comment 2. In the second paragraph on page 27, you state that "we may elect to offer lower Base Payment rates for EquityBase Investors." In the following sentence, you state that "As of the date of this Offering Circular, we anticipate offering a discount of $100 per off of our typical Base Payment rates for EquityBase

Investors who commit to purchase at least five Shares per month." Revise here and throughout your offering statement to clarify whether you will offer a discount program at the time of qualification.

3.   If you will offer a discount program upon qualification of this offering statement, in addition to the information requested in the previous comment, provide an estimate of the value of your discount program, how you determined that value, whether the discount may be sold or transferred, and whether the discount changes the value of your offered securities. Disclose whether there are any restrictions on how or when an EquityBase investor may qualify for a discount, and what types of properties would be eligible for discount. Revise your Use of Proceeds and Management's Discussion and Analysis to address the discount program's possible effect, if material, on your use of proceeds and available liquidity. Revise to clarify the meaning of the term "typical base payment" and "certain EquityBase Investors." Disclose the criteria you will use to determine whether an EquityBase Investor qualifies. Tell us whether every EquityBase Investor will be eligible for your discount program, including those who have already entered into Base Agreements by the time you implement the program.

Exhibits

4.   We note from your exhibit list that you do not intend to attach any of the 26 Base Agreements that you recently entered into relating to you Beaufort, South Carolina community. Tell us whether those agreements contain any provisions relating to a potential discount program. If those agreements contain a provision related to your discount program, please explain why you have not filed any of those agreements as exhibits to this offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Douglas Clayton